June 24, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Healthcare Triangle, Inc.

Draft Registration Statement on Form S-1

Submitted April 19, 2021

CIK No. 0001839285

Dear Staff:

On behalf of Healthcare Triangle, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated as of May 18, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) submitted to the SEC by the Company on April 19, 2021. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the DRS (the “DRS/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 Confidentially Submitted on April 19, 2021

Prospectus Summary, page 4

1. To provide context to the discussion of your business, please disclose that the majority of your revenue is generated by your full-time employees who provide managed services to your clients. Disclose, as you do on page 47, that you are in the early stages of marketing your SaaS offerings like DataEz and Readabl.AI. Discuss the stage of development of your CloudEz, DataEz and Readabl.AI platforms, including when they became commercially available and the percentage of revenues you have generated from them for the periods presented in your financial statements.

The Company has made the requested revisions to its disclosure by adding the following paragraph as the last paragraph under “ABOUT THIS PROSPECTUS” on page 4 of the DRS/A:

“The majority of our revenue is generated by our full-time employees who provide software services and managed services and support to our clients. Our software services include strategic advisory, implementation and development services and managed services and support include post implementation support and cloud hosting. Our CloudEz, DataEz and Readabl.AI platforms are offered on a solution delivery model. CloudEz and DataEz became commercially available since the first quarter of 2019 and Readabl.AI from last quarter of 2020. While these platforms are commercially available, we continue to develop and upgrade them on a regular basis. In fiscal years ended December 31, 2020 and 2019 we generated revenues from CloudEz, DataEz and Readabl.AI on a platform solution delivery model of $3,247,114 and $2,140,212 respectively, which accounted for 10.4% and 7.4% of our total revenues respectively. We are in the early stages of marketing CloudEz, DataEz and Readabl.AI as our SaaS offerings on a subscription basis, which we expect will provide us with recurring revenues. We do not yet have enough information about our competition or customer acceptance of the proposed SaaS offerings to determine whether or not recurring subscription revenue will have a material impact on our revenue growth. Our SaaS offerings are expected to become commercially available in the third quarter of 2021.”

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Summary of the Offering, page 8

2. Please provide more information about the following statements on page 7:

•	You disclose that the company has several Fortune 500 clients in both the healthcare and life sciences industries. Please clarify the significance of highlighting these customers in the prospectus summary. To provide context, disclose the percentage of revenue generated from these Fortune 500 clients for each period presented.

The significance of highlighting the fact that the Company has Fortune 500 clients is to provide validation for its business and to show the stability of its revenue which comes from creditworthy customers. The Company has revised the disclosure under “Prospectus Summary” on page 8 of the DRS/A to include the percentage of revenue generated from these Fortune 500 clients for fiscal years 2020 and 2019.

•	You disclose that you were rated by Solutions Review as one of the elite 21 next- generation AWS-managed services providers. Please clarify when this review was conducted and how the companies were chosen and rated.

SecureKloud Technologies, Inc. f/k/a 8K Miles Software Services Inc, the parent company for Healthcare Triangle, Inc. was chosen by Solutions Review as one of the 21 best AWS Managed Service Providers for 2020 and one of the 22 best AWS Managed Service Providers for 2021.

While the Company does not know the exact criteria used by Solutions Review in its selection of the best providers, in the article Solutions Review does provide 10 questions that companies should ask when evaluating cloud managed service providers. The Company believes it reasonable to assume that some or all of these questions were part of the criteria used by Solutions Review in their evaluation of the best providers. These questions included the following:

1.	What are the business reasons for enterprises adopting cloud ?

2.	Is it cost efficient to invest in a cloud managed service provider?

3.	How far along is enterprise business in its cloud transformation strategy?

4.	What do I need from a cloud platform?

5.	How long do customers want the partnership to last?

6.	How can the customers add more cloud services during their cloud journey ?

7.	What security services does the managed service provider deliver?

8.	Does the service provider support hybrid cloud/multi-cloud?

9.	Is the managed service provider likely to grow in the immediate future?

10.	How easy is it to switch cloud managed service providers?

The Company has also footnoted the disclosure on page 8 of the DRS/A with the online address of the 2021 Solutions Review article.

•	You provide data about expected healthcare spending in the U.S. Please clarify whether this is spending by consumers. Further clarify how this healthcare spending relates to potential spending by healthcare delivery organizations and life sciences organizations on your software products and services.

We have revised the disclosure to remove the data with regard to consumer spending and replace it with data that solely relates to spending on healthcare cloud, data, IT and document management services.

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Impacts of the COVID-19 Pandemic, page 44

3. We note that your prospectus includes general disclosures about COVID-19 and its impact. Please revise here or elsewhere to disclose the specific impacts, both positive and negative, that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF Disclosure Guidance: Topic No. 9A for additional guidance.

The Company has revised the disclosure under “Management discussion and analysis” on page 45 of the DRS/A to disclose the specific impacts, both positive and negative, that COVID-19 has had on its operations.

Management's Discussion and Analysis of Financial Conditions and Results of Operations Components of Results of Operations, page 48

4. We note your disclosure that you operate in three segments: Software Services, Managed Services and Support, and Platform Services. However, you present financial performance about profit by Life Sciences and Healthcare divisions. Please revise to discuss significant components of revenue and expenses along your reportable segments as determined under ASC 280. Segment analysis is usually necessary to enable a reader to understand the consolidated amounts. See Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company has made the requested revisions under “Management discussion and analysis--Components of Results of Operations” on page 47 and under “—Segment Information” on pages 61-64 of the DRS/A.

Results of Operations, page 51

5. You disclose that your top five customers in 2020 accounted for 86% of your revenues. Please disclose the percentage of revenues generated from each of your top five customers. Disclose whether you expect to continue to generate material amounts of revenues from these same customers. If so, disclose the terms of any material agreements.

The Company has made the requested revisions under “Management discussion and analysis—Results from Operations” on page 51 of the DRS/A.

Control Matters and Policies, page 65

6. Disclosure pursuant to Item 307 of Regulation S-K is not required by Form S-1. Please clarify why you are providing this information and who you are referencing as your "Chief Financial Officer." To the extent you retain this information, disclose when you would be required to comply with the disclosure requirements of Item 307 of Regulation S-K as an emerging growth company.

The Company has deleted all of the disclosure under the heading “--Control Matters and Policies”

Management, page 75

7. Please include Mr. Suresh Venkatachari's positions at SecureKloud Technologies Ltd. in his business experience.

Mr. Venkatachari is the CEO of SecureKloud Technologies Ltd. and this has been included in his biography.

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Principal Stockholders, page 81

8. You disclose that you are excluding shares which may be issued upon conversion of the Promissory Notes. Please clarify if you are referring to the Convertible Promissory Notes and whether this also includes the shares underlying the warrants issued in connection with the Convertible Promissory Notes. If so, explain why you are excluding these shares in light of the fact that the notes will be convertible and the warrants will be exercisable prior to the offering based upon the IPO price.

The Company has revised the disclosure on page 88 of the DRS/A to clarify that it is referring to the shares of common stock underlying the Convertible Promissory Notes and the Warrants. However, pursuant to Instruction 1 to Item 403 of S-K, the Company has excluded these shares from the number of shares of common stock issued and outstanding after the offering because there is no certainty as to whether or not the Convertible Notes will be converted or the Warrants exercised and none of the underlying shares of common stock are deemed outstanding pursuant to and Rule 13d-3(d)(1) under the Exchange Act.

Exclusive Forum, page 85

9. We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose that this provision does not apply to any actions arising under the Securities Act and the Exchange Act, as is set forth in Article VII of your articles of incorporation.

The Company has revised the disclosure under “Description of Securities—Exclusive Forum” on page 92 of the DRS/A to include the following as the last sentence before the cross reference to “Risk Factors” under such heading:

“The provision does not apply to any actions arising under the Securities Act and the Exchange Act, as is set forth in Article VII of our certificate of incorporation.”

Consolidated Statements of Income, page F-4

10. Since cost of revenue excludes charges for depreciation and amortization, please revise the caption of the line item to read "Cost of revenue (exclusive of depreciation and amortization shown separately below)" and delete the line item for Gross Profit. Refer to the guidance in SAB Topic 11:B.

The Company has made the requested revisions on page F-5 of the DRS/A.

Note 1. Organization and Description of Business, page F-7

11. We note you are a direct, wholly-owned subsidiary of SecureKloud Technologies, Inc. Please confirm that the statements of operations include all expenses incurred by SecureKloud on your behalf. If the costs include allocations from SecureKloud, disclose the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable. Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please also disclose, if practicable, an estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

The Company confirms that statements of operations include all expenses incurred by SecureKloud on its behalf. The Company has referenced this and described the allocation methodology in Note 2 (Basis of consolidated financial statements).

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12. We note your disclosure on page 48 that you operate in three segments: Software Services, Managed Services and Support, and Platform Services. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, legal entity, or a combination of factors and whether operating segments have been aggregated). Please also revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable.

The Company has made the necessary reportable segment disclosures in Note 2 to the financial statements under segmental reporting and revenue recognition.

The Company has made the necessary disclosures in pages 61-64 of the DRS/A under Management Discussion and Analysis—Segment Information.”

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

13. In order to better understand the nature of the services transferred in your arrangements, please revise to clearly identify the nature of the performance obligations specified in your contracts for Software Service revenues. For example, identify and describe in further detail your typical contractual service obligations that are transferred in your strategic advisory, implementation and development services. Also, clarify and explain the contractual provisions in your strategic advisory, implementation and development service arrangements that result in multiple performance obligations, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17.

The Company has made the necessary disclosures in pages 61-64 of the DRS/A under Management Discussion and Analysis—Segment Information—Software Services.”

14. Please expand your disclosure to present disaggregated revenue by categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 through 50-7 and ASC 606-10-55-

89 through 55-91.

The Company has made the necessary disclosures in Note 2 to the financial statements under “Revenue Recognition—Contract Balances.”

15. Please revise the "Intangibles due to acquisitions" line item to separately identify the intangibles and related balances by type. For intangible assets that have limited useful lives, please disclose the shorter of their useful or legal lives.

The Company has made the requested revisions in Note 5 to the financial statements under “Intangibles Assets.”

Note 7. Due to Related Party, page F-12

16. We note that certain arrangements with your Parent such as the Master Services, Shared Services, and Rental Sub-Lease Agreements have been discussed on page 82 of the registration statement under the heading "Certain Relationships and Related-Party Transactions" but have not been disclosed in your financial statements as required by ASC 850-10-50. Please revise the notes to your financial statements to disclose the nature and significant terms of all related party transactions. You may also refer to SAB Topic 5T.

The Company has made the necessary disclosures in Note 7 to the financial statements under Due to Related party

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Note 8. Business Combination, page F-13

17. We note you acquired from your Parent the health life sciences business and Cornerstone Advisory Services LLC in 2020. We also note these business acquisitions were transactions between entities under common control. Accordingly, please revise to include financial statements for the period of transfer and comparative financial statements for prior years that reflect these transactions. Refer to ASC 805-50-45-2 through 45-5. Also, ensure that your financial statement footnotes include the disclosures required by ASC 805-50-50-3.

The Company has revised the financials with comparison for 2019 as required by ASC 805-50.

18. Please revise your "Basis of consolidated financial statements" accounting policy on page F-8 to explain how your basis of presentation complies with ASC 805-50-30-5 and 805- 50-45-2 through 45-5.

The Company has made the necessary disclosures in Note 2 to the financial statements under “Basis of consolidated financial statements”

General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not provided any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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